06009147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34781

SEC RECEIVED MAY 22 2006 WASH., D.C. PROCESSING SECTION 209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2005 (MM/DD/YY) AND ENDING 03/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWOOD SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

947 LINWOOD AVENUE
(No. and Street)

RIDGEWOOD	NEW JERSEY	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY STRASBERG — 201-447-9000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERELSON WEINER LLP
(Name – *if individual, state last, first, middle name*)

ONE DAG HAMMARSKJOLD PLAZA	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 7/8/06

OATH OR AFFIRMATION

I, ROBERT E. SWANSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIDGEWOOD SECURITIES CORPORATION, as of MARCH 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERELSON
WEINER LLP

Ridgewood Securities Corporation

Financial Statements and Additional Information

March 31, 2006 and 2005

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ridgewood Securities Corporation

We have audited the accompanying statement of financial condition of Ridgewood Securities Corporation as of March 31, 2006 and 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ridgewood Securities Corporation as of March 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Perelson Weiner LLP

April 24, 2006

Ridgewood Securities Corporation
Statements of Financial Condition

	March 31, 2006	March 31, 2005
Assets		
Cash and cash equivalents	$ 580,516	$ 249,229
Certificate of deposit	51,238	50,729
Commissions receivable from affiliates	-	48,000
Income tax receivable	-	21,724
Other assets	11,386	10,602
Total assets	$ 643,140	$ 380,284
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts and accrued expenses payable	$ 59,999	$ 25,800
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,000	9,000
Retained earnings	573,141	344,484
Total stockholder's equity	583,141	354,484
Total liabilities and stockholder's equity	$ 643,140	$ 380,284

See accompanying notes to financial statements

Ridgewood Securities Corporation
Statements of Operations

	Year ended March 31, 2006	2005
Revenue		
Placement fees	$ 4,499,754	$ 2,907,802
Selling commissions	812,379	933,172
Interest income	27,775	10,865
Total revenue	5,339,908	3,851,839
Expenses		
Officer-stockholder payroll	1,441,959	3,819,260
Selling, general and administrative	207,665	71,815
Total expenses	1,649,624	3,891,075
Income (loss) before income tax	3,690,284	(39,236)
Income tax (benefit)	41,627	(7,413)
Net income (loss)	$ 3,648,657	$ (31,823)

See accompanying notes to financial statements

Ridgewood Securities Corporation
Statements of Changes in Stockholder's Equity

	Common stock	Additional paid-in capital	Retained earnings	Stockholder loans	Total
Balance, April 1, 2004	$ 1,000	$ 9,000	$ 376,307	$ (76,584)	$ 309,723
Repayment of loan by stockholder	-	-	-	76,584	76,584
Net loss	-	-	(31,823)	-	(31,823)
Balance, March 31, 2005	1,000	9,000	344,484	-	354,484
Net income	-	-	3,648,657	-	3,648,657
Distributions	-	-	(3,420,000)	-	(3,420,000)
Balance, March 31, 2006	$ 1,000	$ 9,000	$ 573,141	$ -	$ 583,141

See accompanying notes to financial statements

Ridgewood Securities Corporation
Statements of Cash Flows

	Year ended March 31, 2006	2005
Cash flows from operating activities		
Cash received from broker-dealer services	$ 5,360,133	$ 3,830,774
Cash paid for services	(1,616,209)	(3,891,666)
Interest received	27,266	10,618
Income taxes paid	(19,903)	(25,013)
Net cash provided by (used in) operating activities	3,751,287	(75,287)
Cash flows from financing activities		
Distributions to stockholder	(3,420,000)	-
Repayment of loans by stockholder	-	76,584
Net cash (used in) provided by financing activities	(3,420,000)	76,584
Net increase in cash and cash equivalents	331,287	1,297
Cash and cash equivalents, beginning of year	249,229	247,932
Cash and cash equivalents, end of year	$ 580,516	$ 249,229
Reconciliation of net income (loss) to net cash and cash equivalents provided by (used in) operating activities		
Net income (loss)	$ 3,648,657	$ (31,823)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities		
Change in assets and liabilities:		
Increase in certificate of deposit	(509)	(226)
Decrease (increase) in amounts due from affiliates	48,000	(10,200)
Decrease (increase) in income tax receivable	21,724	(21,724)
Increase in other assets	(784)	(212)
Increase (decrease) in accounts and accrued expenses payable	34,199	(400)
Decrease in income taxes payable	-	(10,702)
Total adjustments	102,630	(43,464)
Net cash provided by (used in) operating activities	$ 3,751,287	$ (75,287)

See accompanying notes to financial statements

1. Organization and Summary of Significant Accounting Policies

Ridgewood Securities Corporation ("Company") was incorporated in September 1983 under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of limited liability company shares for which Ridgewood Capital Management LLC, Ridgewood Renewable Power LLC and Ridgewood Energy Corporation (companies affiliated through common ownership) act as Managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use, or custody, of customer funds.

Revenue Recognition

Revenue is recognized from services rendered, which include placement fees and selling commissions, in connection with broker-dealer activities. Placement fees and selling commissions, after meeting the minimum offering amount of shares of a private placement, are recognized when the subscription process is complete.

Income Taxes

The assets and liability method of accounting for income taxes was used for the year ended March 31, 2005. There were no differences between the tax and financial reporting bases of the assets and liabilities.

Effective April 1, 2005, the stockholder elected to become a calendar year "S Corporation". As a result, for the year ended March 31, 2006, no provision for federal income taxes is made in the financial statements as all income or losses of the Company are passed through and included in the tax return of the stockholder. However, the Company is subject to state taxes.

Cash and Cash Equivalents

Monies invested in money market funds and certificates of deposit with maturities of three months or less when purchased are considered to be cash equivalents. At times, bank deposits may be in excess of the federal insured limits of $100,000 per bank account. The Company maintains bank deposits with high quality financial institutions to mitigate such risk.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

As of March 31, 2006 and 2005, the carrying value of the Company's assets and liabilities approximate fair value.

2. Related Party Transactions

All placement fees and selling commissions are earned from limited liability companies whose Managers are affiliates.

Affiliated companies provide certain office space and other services to the Company. For the year ended March 31, 2005, these services had an estimated value of $20,000 and were provided without charge. For the year ended March 31, 2006, the Company paid $95,000 for these services, of which $20,000 is included in accounts payable at March 31, 2006.

Stockholder loan represents a non-interest bearing loan to the sole stockholder and is repayable upon demand. The loan outstanding of $76,584 as of March 31, 2004 and reflected as a reduction of stockholder's equity, was repaid as of March 31, 2005.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c 3-1). The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum "net capital" requirements. As of March 31, 2006, the net capital was $571,307, $566,307 in excess of its required net capital of $5,000. The net capital ratio was 0.11 to 1 as of March 31, 2006.

4. Legal Proceedings

On January 27, 2006, an investor, individually and on behalf of an affiliated Trust, filed an Amended Complaint and Jury Demand in Massachusetts Superior Court against the Company, its Chairman and sole stockholder and affiliated companies and individuals. The plaintiff alleges violations of the Massachusetts Securities Act, as well as breach of fiduciary duty, fraud, breach of contract, negligent misrepresentation and unjust enrichment all related to a set of alleged facts and allegations regarding the sale of securities of funds sold in private offerings and the operation of those funds subsequent to the sale. The plaintiff is seeking rescission and return of his investment of $900,000 with interest and other damages to be determined at trial. All defendants deny the allegations and intend to defend this complaint vigorously.

It is not possible to predict the outcome of this matter with certainty, it may be disposed of unfavorably to the Company. Based on its evaluation, management believes the disposition of the above matter will not have a material adverse effect on the business financial condition or results of operations.

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

Board of Directors
Ridgewood Securities Corporation

Our report on our audit of the financial statements of Ridgewood Securities Corporation for the year ended March 31, 2006 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented only for purposes of additional analysis and is not a required part of the basic financial statements. The Schedule of Net Capital and Aggregate Indebtedness, however, is required by Rule 17a-5 of the Securities and Exchange Commission. Such accompanying information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perelson Weiner LLP

April 24, 2006

Ridgewood Securities Corporation
Supplemental Information
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

Additional Information
- Schedule I - March 31, 2006

Net Capital		
Common stock	$	1,000
Additional paid-in capital		9,000
Retained earnings		573,141
Total capital		583,141
Non-allowable assets		
Other assets		11,386
Penalty on hypothetical early withdrawal of certificate of deposit		448
Total non-allowable assets		11,834
Net capital	$	571,307
Aggregate indebtedness		
Accounts and accrued expenses payable	$	59,999
Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital		571,307
Excess net capital	$	566,307
Ratio of aggregate indebtedness to net capital		0.11 to 1

There are no material differences between the above computation and that filed with the unaudited FOCUS report as of March 31, 2006.

Statement Pursuant to Rule 15c3-3
The schedules entitled "Computation for Determination of Reserve Requirements Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" are not applicable in accordance with the Company's exemption under paragraph (k)(2)(i) of Rule 15c3-3 of the SEC.

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Ridgewood Securities Corporation

In planning and performing our audit of Ridgewood Securities Corporation ("Company") for the year ended March 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures for any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures may be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of an evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures were adequate as of March 31, 2006, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Ridgewood Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Perelson Weiner LLP

April 24, 2006